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                            June 16, 2021

       Melissa Cougle
       Chief Financial Officer
       Frank's International N.V.
       Mastenmakersweg
       1786 PB Den Helder
       The Netherlands

                                                        Re: Frank's
International N.V.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 4, 2021
                                                            File No. 333-255496

       Dear Ms. Cougle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers
       What are the material U.S. federal income tax consequences to the Frank's shareholders as a result of the Merger?, page 7

   1. We note your response to prior comment 1. We also note that the Frank's shareholders are voting on the merger
and the prospectus states that there will be no material U.S. federal income tax consequences
to the current Frank's shareholders as a result of the Merger
                                                        and that the Frank   s
Board considered that the merger was intended to qualify as a reorganization within
the meaning of Section 368(a) of the Code in approving the merger.
                                                        We further note that in
rendering its fairness opinion, Moelis assumed, with your consent,
 Melissa Cougle
Frank's International N.V.
June 16, 2021
Page 2
         that the transaction will qualify as a tax free reorganization for federal income purposes and that Section 5.14(a) of the merger agreement provides that the parties intend that the
         merger qualifies as a    reorganization    within the meaning of
Section 368(a) of the Code.
         Please revise to provide a tax opinion covering the material federal tax consequences of the merger transaction to the Frank's shareholders and revise your disclosure accordingly.
         Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.
Treatment of Expro Warrants, page 20

2. Please expand your disclosure to describe the material rights and obligations of the
         Replacement Warrants that are being registered pursuant to this registration statement.
Risk Factors
The market value of the Combined Company could be negatively affected by risks and conditions that apply to Expro..., page 33

3.       We note your disclosure that the market value of the Combined Company could be
         negatively affected by risks and conditions that apply to Expro, which may be different
         from the risks and conditions currently applicable to Frank   s.
Please revise to identify any
         such material risks that apply to Expro which may be different from the risks and conditions currently applicable to Frank's.
Material Dutch Tax Consequences, page 148

4.       We note you have filed short-form tax opinions as Exhibits 8.1 and
8.2. Please revise your
         tax discussion to clarify that the discussion in the prospectus
constitutes each counsel   s
         opinion and name counsel in the prospectus discussion that constitutes
counsel   s opinion.
         In addition, please revise Exhibit 8.2 to clarify that the discussion in the prospectus constitutes counsel's opinion rather than that the discussion therein is a fair and accurate summary of the principal material Dutch tax consequences. For guidance, refer to
         Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.
Directors
FirstNameofLastNameMelissa
            the Combined Company,
                              Cougle page 215
Comapany
5.         NameFrank's
       We note           International
                your response          N.V.
                              to prior comment   15, and reissue such comment.
In that regard,
       we2021
June 16,  notePage
               the requirements
                    2            of Item 18(a)(7) of Form S-4.
FirstName LastName
 Melissa Cougle
FirstName  LastNameMelissa
Frank's International N.V. Cougle
Comapany
June        NameFrank's International N.V.
     16, 2021
June 16,
Page 3 2021 Page 3
FirstName LastName
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Myra Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin,
Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Michael S. Telle